

January 26, 2024

Stuart Ingall-Tombs
Chief Financial Officer
Rentokil Initial plc
Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom

>   **Re: Rentokil Initial plc**
>   **Form 20-F for the Fiscal Year Ended December 31, 2022**
>   **Response Dated January 25, 2024**
>   **File No. 001-41524**

Dear Stuart Ingall-Tombs:

We have reviewed your January 25, 2024 response to our comment letter and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 20, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 5. Operating and Financial Review Prospects, page 19

1.   We read your response to prior comment 3. Please present and discuss operating cash flow to net income ratio, whenever adjusted free cash flow conversion is presented or discussed. Refer to Item 10(e)(1)(i)(A) of Regulation S-K, Regulation G and footnote 27 to SEC Release No. 33-8176.

       Please contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 if you have any questions.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Trade & Services